Exhibit 99.1

RECORD 2023 RESULTS STRENGTHEN THE FOUNDATION
FOR CONTINUOUS GROWTH

•Net revenues of Euro 5,970 million, up 17.2% versus prior year, with total shipments of 13,663 units up 3.3% versus FY 2022
•Adjusted EBIT(1) of Euro 1,617 million, up 31.8% versus prior year, with adjusted EBIT(1) margin of 27.1%
•Adjusted net profit(1) of Euro 1,257 million and adjusted diluted EPS(1) at Euro 6.90
•Adjusted EBITDA(1) of Euro 2,279 million, up 28.5% versus prior year, with adjusted EBITDA(1) margin of 38.2%
•Industrial free cash flow(1) generation of Euro 932 million

“2023 was a very successful year, during which we strengthened our brand through a number of achievements reflected in our unprecedented financial results. For the first time, our net profit, up 34%, exceeded 1 billion Euro and the annual EBITDA margin rose to 38.2%,” said Benedetto Vigna, Ferrari Chief Executive Officer. “We now have a very important year ahead of us in the execution of our business plan, which continues on schedule along its carefully planned path. The record 2023 results, the ambitions that we have on 2024, together with the exceptional visibility on our order book allow us to look at the high-end of 2026 targets with stronger confidence”.

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2023	2022	Change			2023	2022	Change
3,245	3,327	(82)	(2%)	Shipments (in units)	13,663	13,221	442	3%
1,523	1,368	155	11%	Net revenues	5,970	5,095	875	17%
372	298	74	25%	EBIT / Adj. EBIT(1)	1,617	1,227	390	32%
24.4%	21.8%	260 bps		EBIT / Adj. EBIT(1) margin	27.1%	24.1%	300 bps
294	221	73	33%	Net profit / Adj. net profit(1)	1,257	939	318	34%
1.63	1.21	0.42	35%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	6.91	5.11	1.80	35%
1.62	1.21	0.41	34%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	6.90	5.09	1.81	36%
558	469	89	19%	EBITDA(1) / Adj. EBITDA(1)	2,279	1,773	506	29%
36.7%	34.3%	240 bps		EBITDA(1) / Adj. EBITDA(1) margin	38.2%	34.8%	340 bps

1     Refer to specific paragraph on non-GAAP financial measures. The term EBIT is used as a synonym for operating profit. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), February 1, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the fourth quarter and twelve months ended December 31, 2023.

Shipments(3)(4)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2023	2022	Change			2023	2022	Change
1,493	1,527	(34)	(2%)	EMEA	6,063	5,958	105	2%
884	831	53	6%	Americas(5)	3,811	3,447	364	11%
360	478	(118)	(25%)	Mainland China, Hong Kong and Taiwan(6)	1,490	1,552	(62)	(4%)
508	491	17	3%	Rest of APAC	2,299	2,264	35	2%
3,245	3,327	(82)	(2%)	Total Shipments	13,663	13,221	442	3%

Shipments totaled 13,663 units in 2023, up 442 units or 3.3% versus the prior year, serving a very solid order book. In the year EMEA(4) increased by 1.8%, Americas(4) was up 10.6%, Mainland China, Hong Kong and Taiwan decreased by 62 units and Rest of APAC(4) was substantially flat.
The increase in deliveries during the year was driven by the Purosangue, which was in ramp up phase in the second part of the year, as well as higher deliveries of the 296 and SF90 families. The first deliveries of the Roma Spider commenced in Q4. During the year, the F8 family’s deliveries concluded and the Portofino M was approaching the end of its lifecycle. In the year the deliveries of Special Series increased, led by the 812 Competizione family. The allocations of the Daytona SP3 continued as planned throughout the year.
The product portfolio in the year included eleven internal combustion engine (ICE)(7) models and four hybrid engine models, which represented 56% and 44% of total shipments, respectively.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 765 units in Q4 2023 (+75 units or +10.9% vs Q4 2022) and 3,262 units in FY 2023 (+338 units or +11.6% vs FY 2022) in the United States of America
6    Of which 292 units in Q4 2023 (-107 units or -26.8% vs Q4 2022) and 1,221 units in FY 2023 (-69 units or -5.3% vs FY 2022) in Mainland China
7     It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
1,289	1,165	11%	12%	Cars and spare parts(8)	5,119	4,321	18%	19%
150	137	10%	8%	Sponsorship, commercial and brand(9)	572	499	15%	13%
39	36	7%	7%	Engines(10)	127	155	(18%)	(18%)
45	30	53%	58%	Other(11)	152	120	27%	29%
1,523	1,368	11%	12%	Total net revenues	5,970	5,095	17%	17%

Net revenues for 2023 were Euro 5,970 million, up 17.2% or 17.1% at constant currency(1).
Revenues from Cars and spare parts(8) were Euro 5,119 million (up 18.5%, also at constant currency(1)), thanks to a richer product and country mix, the increased contribution from personalizations, higher volumes as well as pricing.
Sponsorship, commercial and brand(9) revenues reached Euro 572 million, up 14.6% or 12.6% at constant currency(1) mainly attributable to new sponsorships, higher Formula 1 commercial revenues and better ranking in 2022 vs. 2021, as well as the contribution from lifestyle activities.
The decrease in Engines(10) revenues (Euro 127 million, down 18.4%, also at constant currency(1)) was attributable to lower shipments to Maserati, whose contract expired at the end of 2023.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 8 million, mostly related to the Japanese Yen and Chinese Yuan, partially offset by the US Dollar.

8     Includes net revenues generated from shipments of our cars, any personalization generated on cars, as well as sales of spare parts
9    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income
10     Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams
11     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)			For the twelve months ended
December 31,				December 31,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
558	469	19%	21%	EBITDA(1) / Adj. EBITDA(1)	2,279	1,773	29%	27%
372	298	25%	27%	EBIT / Adj. EBIT(1)	1,617	1,227	32%	29%

2023 Adjusted EBITDA(1) reached Euro 2,279 million, up 28.5% versus the prior year and with an Adjusted EBITDA(1) margin of 38.2%.
2023 Adjusted EBIT(1) was Euro 1,617 million, increased 31.8% versus the prior year and with an Adjusted EBIT(1) margin of 27.1%.
Volume was positive (Euro 42 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was very strong and positive (Euro 461 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, the positive country mix driven by Americas and Mainland China, Hong Kong and Taiwan, as well as the increased contribution from personalizations and pricing.
Industrial costs / research and development expenses increased (Euro 166 million), mainly due to higher depreciation and amortization, cost inflation and higher Formula 1 expenses.
SG&A also grew (Euro 43 million) mainly reflecting the continuous development of the Company’s digital infrastructure and organization, as well as brand investments.
Other changes were positive (Euro 81 million), mainly reflecting higher Formula 1 commercial revenues and better ranking in 2022 vs. 2021, new sponsorships, higher contribution from lifestyle activities and a partial release of car environmental provisions as a result of more favorable market conditions.

Financial charges, net in the year were Euro 15 million, versus Euro 49 million of the prior year mainly thanks to higher yields on liquidity, realized gain on bond cash tender and positive foreign exchange impact net of hedging.
The tax rate in the year was approximately 22%, mainly reflecting the estimate of the benefit attributable to the Patent Box(12), the Allowance for Corporate Equity (ACE)(13) and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the year was Euro 1,257 million, up 33.9% versus the prior year, and the Adjusted diluted earnings per share(1) for the year reached Euro 6.90, compared to Euro 5.09 in 2022.
Industrial free cash flow(1) for the year was strong at Euro 932 million, driven by the increased Adjusted EBITDA(1), partially offset by capital expenditures(14) of Euro 869 million, net cash interests and taxes for Euro 292 million and the increase in working capital, provisions and other of Euro 150 million.
Net Industrial Debt(1) as of December 31, 2023 was Euro 99 million, compared to Euro 207 million as of December 31, 2022, also reflecting share repurchases of Euro 461 million and Euro 334 million of dividends distribution. As of December 31, 2023, total available liquidity was Euro 1,722 million (Euro 2,058 million as of December 31, 2022), including undrawn committed credit lines of Euro 600 million.

12    Patent Box regime as introduced by Article 1, par. 37-45 of Law No. 190 of December 23, 2014, as amended and supplemented from time to time, then replaced by Article 6 Decree-Law No. 146 of October 21, 2021, converted with amendments into Law No. 215 of December 17, 2021, as subsequently amended by Law No. 234 of December 30, 2021.
13    Also known as Notional Interest Deduction – NID
14    Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases

2024 guidance, based on the following assumptions for the year:
•Positive product and country mix, along with strong personalizations
•Racing activities impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	2024 GUIDANCE
NET REVENUES	6.0	>6.4
ADJ. EBIT (margin %)	1.62 27.1%	≥1.77 ≥27%
ADJ. DILUTED EPS (€)	6.90(15)	≥7.50(15)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.45 ≥38%
INDUSTRIAL FCF	0.93	>0.90

Q4 2023 highlights:
•The third tranche of the multi-year share repurchase program was completed on October 19, 2023. Ferrari announced its intention to continue with a fourth tranche of up to Euro 350 million to be executed from November 8, 2023 and to end no later than June 26, 2024.
•Ferrari announced the start of a cross industry project in collaboration with Philip Morris International which will bring together the two companies’ technological capabilities to scout and explore new energy-related technologies that could support the decarbonization journey of their respective production facilities in Maranello and Crespellano, located 30 km apart in the Emilia Romagna Region. The partnership aims to assess key solutions contributing to industrial electrification in the generation, storage, and transformation of renewable energy.
•Ferrari obtained the Equal-Salary Certification for equal pay between genders at a global level. The recognition is proof of the Company’s ongoing commitment to ensuring a fair and inclusive workplace that values diversity. The certification process involved an analysis of pay levels, with the results showing that Ferrari is the first luxury group to have eliminated the pay gap between men and women at a global level.
Ferrari announced 250 new hires in the first six months of 2024, and will also launch a series of initiatives to provide even greater support for its people, among which a broad-based share ownership plan for the Ferrari Group's 5,000+ employees, the renewal of the Competitiveness Award and the extension of health and parenting support initiatives.

15    Calculated using the weighted average diluted number of common shares as of December 31, 2023 (181,511 thousand)

Subsequent Events:
•Under the fourth tranche of the new multi-year common share repurchase program announced on June 30, 2022, from January 1, 2024 to January 26, 2024 the Company purchased 119,285 common shares for a total consideration of Euro 37.4 million. At January 26, 2024 the Company held in treasury an aggregate of 13,624,694 common shares equal to 5.30% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
•Ferrari announced a new project that stems from Ferrari's racing DNA and innovative drive. The Prancing Horse is preparing to compete in the world of sailing under the guidance of Team Principal and acclaimed navigator, Giovanni Soldini. In addition to competing on tracks all over the world, Ferrari is now embarking on this new venture to enhance its technological know how, in line with the Company’s continuous will to progress. This unique project will see the Maranello-based company utilise cutting-edge technologies throughout the entire cycle, from conception and engineering to realisation. The search for maximum performance at sea will generate innovations and concrete solutions for sustainability that, in line with Ferrari’s tradition, will be an important stimulus in the evolution of its sports cars.
•Ferrari announced that Scuderia Ferrari has renewed its technical and racing multi-year agreement with Charles Leclerc. The Monegasque driver will continue to compete for the Italian team in the Formula 1 World Championship in the next seasons.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 243 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2024 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the performance of the Group’s racing activities and the sponsorship and commercial revenues the Group generates and expenses the Group incurs for its racing activities, as well as the popularity of motor sports more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the ability to increase its presence in growth market countries; the Group’s low volume strategy; global economic conditions, macro events, pandemics and conflicts, including the ongoing conflict between Russia and Ukraine and the more recent hostilities between Israel and Hamas; changes in the general economic environment (including changes in some of the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively;

the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls, and liability claims; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2023	2022		2023	2022
316	310	Capital expenditures(14)	869	806
125	128	of which capitalized development costs(16) (A)	448	416
158	131	Research and development costs expensed (B)	539	518
283	259	Total research and development (A+B)	987	934
95	82	Amortization of capitalized development costs (C)	343	258
253	213	Research and development costs as recognized in the consolidated income statement (B+C)	882	776

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

16 Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2023	2022		2023	2022
1,523	1,368	Net revenues	5,970	5,095
780	727	Cost of sales	2,996	2,649
117	128	Selling, general and administrative costs	463	428
253	213	Research and development costs	882	776
3	3	Other expenses/(income), net	18	21
2	1	Results from investments	6	6
372	298	EBIT/Adjusted EBIT	1,617	1,227
5	17	Financial expenses/(income), net	15	49
367	281	Profit before taxes	1,602	1,178
73	60	Income tax expenses	345	239
20%	21%	Effective tax rate	22%	20%
294	221	Net profit / Adjusted net profit	1,257	939
1.63	1.21	Basic / Adjusted basic EPS (€)	6.91	5.11
1.62	1.21	Diluted / Adjusted diluted EPS (€)	6.90	5.09
558	469	EBITDA / Adjusted EBITDA	2,279	1,773
548	460	of which EBITDA (Industrial activities only)	2,243	1,732

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
1,289	1,309	Cars and spare parts	5,119	5,190
150	151	Sponsorship, commercial and brand	572	577
39	39	Engines	127	127
45	47	Other	152	155
1,523	1,546	Total net revenues	5,970	6,049

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
558	575	Adjusted EBITDA	2,279	2,335
372	389	Adjusted EBIT	1,617	1,673

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2023	2022	Change		2023	2022	Change
294	221	73	Net profit	1,257	939	318
73	60	13	Income tax expense	345	239	106
5	17	(12)	Financial expenses/(income), net	15	49	(34)
186	171	15	Amortization and depreciation	662	546	116
558	469	89	EBITDA	2,279	1,773	506
-	-	-	Adjustments	-	-	-
558	469	89	Adjusted EBITDA	2,279	1,773	506

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2023	2022	Change		2023	2022	Change
372	298	74	EBIT	1,617	1,227	390
-	-	-	Adjustments	-	-	-
372	298	74	Adjusted EBIT	1,617	1,227	390

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2023	2022	Change		2023	2022	Change
294	221	73	Net profit	1,257	939	318
-	-	-	Adjustments	-	-	-
294	221	73	Adjusted net profit	1,257	939	318

Basic and diluted EPS(17) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2023	2022	Change		2023	2022	Change
293	220	73	Net profit attributable to the owners of the Company	1,252	933	319
180,592	182,149		Weighted average number of common shares (thousand)	181,220	182,836
1.63	1.21	0.42	Basic EPS (in Euro)	6.91	5.11	1.80
-	-	-	Adjustments	-	-	-
1.63	1.21	0.42	Adjusted basic EPS (in Euro)	6.91	5.11	1.80
180,883	182,434		Weighted average number of common shares for diluted earnings per common share (thousand)	181,511	183,121
1.62	1.21	0.41	Diluted EPS (in Euro)	6.90	5.09	1.81
-	-	-	Adjustments	-	-	-
1.62	1.21	0.41	Adjusted diluted EPS (in Euro)	6.90	5.09	1.81

17    For the three and twelve months ended December 31, 2023 and 2022 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022
Debt	(2,477)	(2,542)	(2,681)	(2,708)	(2,812)
of which leased liabilities as per IFRS 16	(73)	(81)	(68)	(67)	(57)
Cash and Cash Equivalents	1,122	1,012	1,110	1,441	1,389
Net Debt	(1,355)	(1,530)	(1,571)	(1,267)	(1,423)
Net Debt of Financial Services Activities	(1,256)	(1,297)	(1,240)	(1,214)	(1,216)
Net Industrial Debt	(99)	(233)	(331)	(53)	(207)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2023	2022		2023	2022
527	430	Cash flow from operating activities	1,717	1,403
(316)	(310)	Investments in property, plant and equipment and intangible assets(14)	(869)	(806)
211	120	Free Cash Flow	848	597
(13)	(41)	Free Cash Flow from Financial Services Activities	(84)	(161)
224	161	Free Cash Flow from Industrial Activities	932	758

On February 1, 2024, at 3:00 p.m. CET, management will hold a conference call to present the FY 2023 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.